Pricing supplement no. 192
To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 15-I dated March 13, 2006

Registration Statement No. 333-130051
Dated November 3, 2006
Rule 424(b)(2)



Structured Investments	**JPMorgan Chase & Co.** **$1,000,000** **Principal Protected Notes Linked to the Dow Jones EURO STOXX 50® Index due October 31, 2007**

General

- The notes are designed for investors who believe that the Dow Jones EURO STOXX 50® Index will appreciate over the next year. Investors should be willing to forgo interest and dividend payments as well as any appreciation in the Index that would exceed the Maximum Return of 8.85% in order to receive full principal protection at maturity.
- Cash payment at maturity of principal plus the Additional Amount, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing October 31, 2007[†].
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes priced on November 3, 2006 and are expected to settle on or about November 8, 2006.

Key Terms

Index:	The Dow Jones EURO STOXX 50® Index ("SX5E") (the "Index").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount will not be less than zero or greater than the Maximum Return. For example, if the Index Return is greater than 8.85% and the Participation Rate is 100%, you will receive the Maximum Return on the notes of 8.85%, which entitles you to a payment at maturity of $1,088.50 for each $1,000 principal amount note.
Participation Rate:	100%.
Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date, which was 3990.46.
Ending Index Level:	The arithmetic average of the Index closing levels on each of the Averaging Dates.
Averaging Dates[†:]	October 22, 2007, October 23, 2007, October 24, 2007, October 25, 2007, October 26, 2007
Maturity Date[†]:	October 31, 2007
CUSIP	48123JHS1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes –Payment at Maturity" in the accompanying product supplement no. 15-I.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-5 of the accompanying product supplement no. 15-I and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$1,000	$12.20	$987.80
Total	$1,000,000	$12,200	$987,800

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $12.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated dealers of $6.10 per $1,000 principal amount note. See "Underwriting" beginning on page PS-24 of the accompanying product supplement no. 15-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

November 3, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 15-I dated March 13, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 2, 2006 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 15-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 15-I dated March 13, 2006:
  http://sec.gov/Archives/edgar/data/19617/000089109206000612/e23404_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table and graph illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -100% to +80%, reflects the Participation Rate of 100% and the maximum return of 8.85% and assumes an Initial Index Level of 4000. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity
7200.00	80.00%	8.85%	$88.50	+	$1,000	=	$1,088.50
6800.00	70.00%	8.85%	$88.50	+	$1,000	=	$1,088.50
6400.00	60.00%	8.85%	$88.50	+	$1,000	=	$1,088.50
5200.00	30.00%	8.85%	$88.50	+	$1,000	=	$1,088.50
4800.00	20.00%	8.85%	$88.50	+	$1,000	=	$1,088.50
4400.00	10.00%	8.85%	$88.50	+	$1,000	=	$1,088.50
4354.00	8.85%	8.85%	$88.50	+	$1,000	=	$1,088.50
4200.00	5.00%	5.00%	$50.00	+	$1,000	=	$1,050.00
4080.00	2.00%	2.00%	$20.00	+	$1,000	=	$1,020.00
4040.00	1.00%	1.00%	$10.00	+	$1,000	=	$1,010.00
4000.00	**0.00%**	**0.00%**	**$0.00**	**+**	**$1,000**	**=**	**$1,000.00**
3600.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
3200.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
2800.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
2400.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
2000.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1600.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
1200.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
800.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
400.00	-90.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
0.00	-100.00%	0.00%	$0.00	+	$1,000	=	$1,000.00



Principal Protected Note Payment at Maturity

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 4000 to an Ending Index Level of 4200.
Because the Ending Index Level of 4200 is greater than the Initial Index Level of 4000 and the Index return of 5% does not exceed the Maximum Return of 8.85%, the Additional Amount is equal to $50 and the final payment at maturity is equal to $1,050 per $1,000 principal amount note calculated as follows:

$$\$1,000 + (\$1,000 \times [(4200\text{-}4000)/4000] \times 100\%) = \$1,050$$

Example 2: The level of the Index decreases from the Initial Index Level of 4000 to an Ending Index Level of 2800.
Because the Ending Index Level of 2800 is lower than the Initial Index Level of 4000, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 4000 to an Ending Index Level of 4800.
Because the Index Return of 20% multiplied by the Participation Rate of 100% is greater than the Maximum Return of 8.85%, the Additional Amount is equal to the Maximum Return of $88.50 and the final payment at maturity is equal to $1,088.50 per $1,000 principal amount note.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero or greater than $88.50 per $1,000 principal amount note.

- **DIVERSIFICATION AMONG EUROPEAN EQUITIES OF THE DOW JONES EURO STOXX 50® INDEX** — The return on the notes is linked to the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the "Licensors"), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under "The Dow Jones EURO STOXX 50® Index" in the accompanying product supplement no. 15-I.

- **TAXED AS SHORT-TERM DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 15-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated as "short-term" debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 15-I dated March 13, 2006.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN** – If the Ending Index Level of the Index is greater than its Initial Index Level for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 8.85%, regardless of the appreciation in the Index, which may be significant.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later falls below the Initial Index Level.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES** – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are denominated, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar and the euro; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph shows the weekly performance of the Index from January 5, 2001 through November 3, 2006. The Index closing level of the Dow Jones EURO STOXX 50® Index on November 3, 2006 was 3990.46. We obtained the Index closing level below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to its accuracy or completeness.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any of the Averaging Dates. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

